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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        UGOMEDIA INTERACTIVE CORPORATION

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   90351R 10 6
                                 (CUSIP Number)

                                 February 28, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


-------------------------------------
CUSIP NO. 90351R 10 6
-------------------------------------




-----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Kenneth Thomas Smart
-----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ]
         (b) [ ]

-----------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------
4        SOURCE OF FUNDS

         IN
-----------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

[ ]
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
-----------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                               18,812,142
BENEFICIALLY                       ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                         ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                      18,812,142
                                   ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                   ------------------------------------

-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        18,812,142
-----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


[ ]
-----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.9%
-----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------



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Item 1.  Security and Issuer.
         -------------------

Common Stock (by virtue of ownership of shares of subsidiary of Issuer which are immediately exchangeable into shares of the Issuer on a one-for-one basis), and Preferred Stock of issuer, sole preference item being four votes for each share of Preferred Stock. Issuer is UgoMedia Interactive Corporation, 1020 North Johnson Bay City, Michigan 48708.



Item 2.  Identity and Background.
         -----------------------

(a) NAME OF PERSON FILING
Kenneth Thomas Smart

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE
42 Logan Avenue, Toronto, On M4K 1L5 CANADA

(c) OCCUPATION
President of Sciax Technology, Inc., now a wholly-owned subsidiary of Issuer.

(d) CRIMINAL PROCEEDINGS
None.

(e) CIVIL PROCEEDINGS
None.

(F) CITIZENSHIP
Canadian.

Item 3. Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

The subject shares were acquired by Mr. Smart in exchange for the shares owned by him in Sciax Technology, Inc., a privately-held Canadian corporation. Mr. Smart had used personal funds to acquire the shares of Sciax Technology, Inc. in 1996.



Item 4.  Purpose of Transaction.
         ----------------------

Both for investment purposes and to control and influence voting activities of the Issuer.




Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Mr. Smart beneficially owns an aggregate of 18,812,142 shares of the Issuer by virtue of owning 18,812,142 shares of a subsidiary of the Issuer, 4137639 Canada, Inc., which shares are exchangeable, one-for-one, for shares of the Issuer, Mr. Smart also owns 4,703,036 shares of the Preferred Stock of the Issuer, whose sole preference is four (4) votes per share of Preferred Stock. Such Preferred Shares are to be surrendered in order to obtain the shares of the issuer; accordingly, they do not grant Mr. Smart any further beneficial ownership of shares of the Issuer but do grant him a greater degree of control Thereof while they are outstanding.



Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
          -----------------------------------

                  N/A


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

                  N/A





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                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                         Date: March 27, 2003





                         Signature: /s/ Kenneth T. Smart
                                    -------------------




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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